UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      10     )*
SEANERGY MARITIME CORP.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
Y 73760103

(CUSIP Number)
Evan Breibart
11 Poseidonos Avenue
Athens 167 77 Greece
+30 210 8910 170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 3, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1 (f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d—7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y 73760103	Page	2	of	16

1	NAMES OF REPORTING PERSONS United Capital Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,159,295(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

7,649,030(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,159,295(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.07%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,826,584 shares of Common Stock issuable upon exercise of warrants.
(2) Calculated based upon 22,361,227 shares of Common Stock of the Issuer outstanding as of November 20, 2008, as reported on the Issuer’s Form 6-K filed on December 1, 2008.

CUSIP No.	Y 73760103	Page	3	of	16

1	NAMES OF REPORTING PERSONS Atrion Shipholding S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		3,002,083(3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,751,278(3)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,874,544(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.37%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(3) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,002,083 shares of Common Stock issuable upon exercise of warrants.
(4) Calculated based upon 22,361,227 shares of Common Stock of the Issuer outstanding as of November 20, 2008, as reported on the Issuer’s Form 6-K filed on December 1, 2008.

CUSIP No.	Y 73760103	Page	4	of	16

1	NAMES OF REPORTING PERSONS Plaza Shipbuilding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marhsall Islands

	7	SOLE VOTING POWER

NUMBER OF		3,065,677(5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,942,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,814,872(5)

WITH	10	SHARED DISPOSITIVE POWER

70,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,008,138(5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.91%(6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(5) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,002,084 shares of Common Stock issuable upon exercise of warrants.
(6) Calculated based upon 22,361,227 shares of Common Stock of the Issuer outstanding as of November 20, 2008, as reported on the Issuer’s Form 6-K filed on December 1, 2008.

CUSIP No.	Y 73760103	Page	5	of	16

1	NAMES OF REPORTING PERSONS Comet Shipholding Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		3,002,374(7)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,830,619(7)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,953,885(7)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.45%(8)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(7) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,002,083 shares of Common Stock upon exercise of warrants. Excludes 79,050 shares of Common Stock issuable upon exercise of warrants owned by an affiliate of the Reporting Person.
(8) Calculated based upon 22,361,227 shares of Common Stock of the Issuer outstanding as of November 20, 2008, as reported on the Issuer’s Form 6-K filed on December 1, 2008.

CUSIP No.	Y 73760103	Page	6	of	16

1	NAMES OF REPORTING PERSONS Benbay Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Cyprus

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,649,030(9)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

7,649,030(9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,649,030(9)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.37%(10)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(9) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,826,584 shares of Common Stock issuable upon exercise of warrants.
(10) Calculated based upon 22,36,227 shares of Common Stock of the Issuer outstanding as of November 20, 2008, as reported on the Issuer’s Form 6-K filed on December 1, 2008.

CUSIP No.	Y 73760103	Page	7	of	16

1	NAMES OF REPORTING PERSONS United Capital Trust, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,649,030(11)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

7,649,030(11)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,649,030(11)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.37%(12)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(11) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,826,584 shares of Common Stock issuable upon exercise of warrants.
(12) Calculated based upon 22,361,227 shares of Common Stock of the Issuer outstanding as of November 20, 2008, as reported on the Issuer’s Form 6-K filed on December 1, 2008.

CUSIP No.	Y 73760103	Page	8	of	16

1	NAMES OF REPORTING PERSONS Georgios Koutsolioutsos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	7	SOLE VOTING POWER

NUMBER OF		6,765,700(13)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,568,380(13)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,638,161(13)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.39%(14)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(13) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 6,727,000 shares of Common Stock issuable upon exercise of warrants.
(14) Calculated based upon 22,361,227 shares of Common Stock of the Issuer outstanding as of November 20, 2008, as reported on the Issuer’s Form 6-K filed on December 1, 2008.

CUSIP No.	Y 73760103	Page	9	of	16

1	NAMES OF REPORTING PERSONS Alexios Komninos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	7	SOLE VOTING POWER

NUMBER OF		880,917(15)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,183,417(15)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,753,378(15)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.78%(16)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(15) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 880,917 shares of Common Stock issuable upon exercise of warrants.
(16) Calculated based upon 22,361,227 shares of Common Stock of the Issuer outstanding as of November 20, 2008, as reported on the Issuer’s Form 6-K filed on December 1, 2008.

CUSIP No.	Y 73760103	Page	10	of	16

1	NAMES OF REPORTING PERSONS Ioannis Tsigkounakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	7	SOLE VOTING POWER

NUMBER OF		400,416(17)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		557,916(17)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,272,877(17)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.10%(18)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(17) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 400,416 shares of Common Stock issuable upon exercise of warrants.
(18) Calculated based upon 22,361,227 shares of Common Stock of the Issuer outstanding as of November 20, 2008, as reported on the Issuer’s Form 6-K filed on December 1, 2008.

CUSIP No.	Y 73760103	Page	11	of	16
ITEM 1. Security and Issuer.
     This statement relates to the common stock, par value $0.0001 per share (“Common Stock”) issued by Seanergy Maritime Corp., a Marshall Islands corporation (the “Issuer”), whose principal executive offices are located at c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece.
ITEM 2. Identity and Background.
     (a) — (c), (f) This statement is being filed by each of the persons identified below (collectively the “Reporting Persons”):

Jurisdiction of
Incorporation or
Name	Address	Place of Citizenship	Occupation
United Capital	c/o 11 Poseidonos Avenue	Liberia	Investments
Investments Corp.	16777 Elliniko
Athens, Greece
Attention: Dale Ploughman

Atrion Shipholding S.A.	c/o 11 Poseidonos Avenue	Marshall Islands	Investments
16777 Elliniko
Athens, Greece
Attention: Dale Ploughman

Comet Shipholding Inc.	c/o 11 Poseidonos Avenue	Marshall Islands	Investments
16777 Elliniko
Athens, Greece
Attention: Dale Ploughman

Plaza Shipbuilding Corp.	c/o 11 Poseidonos Avenue	Marshall Islands	Investments
16777 Elliniko
Athens, Greece
Attention: Dale Ploughman

Benbay Limited	c/o 11 Poseidonos Avenue	Republic of Cyprus	Investments
16777 Elliniko
Athens, Greece

United Capital Trust, Inc.	c/o 11 Poseidonos Avenue	Liberia	Investments
16777 Elliniko
Athens, Greece

Bella Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece

Claudia Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece

Katia Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece

Victor Restis (1)(2)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece

Georgios Koutsolioutsos	c/o Vgenopoulos and	Greece	Vice President, Folli
	Partners Law Firm		Follie, S.A. and
	15 Filikis Eterias Square		Chairman of the Board of
	Athens, 106 73, Greece		Issuer

Alexios Komninos	c/o Vgenopoulos and	Greece	Chief Operating Officer,
	Partners Law Firm		N. Komninos Securities,
	15 Filikis Eterias Square		S.A. and Chief Financial
	Athens, 106 73, Greece		Officer of Issuer

Ioannis Tsigkounakis	c/o Vgenopoulos and	Greece	Attorney with
	Partners Law Firm		Vgenopoulos and Partners
	15 Filikis Eterias Square		Law Firm and Secretary
	Athens, 106 73, Greece		of Issuer

(1)	The listed person is a shareholder of each of the corporate Reporting Persons.

(2)	The listed person is the sole shareholder of Benbay Limited, and Philippas Philippou is the sole director of Benbay Limited.

CUSIP No.	Y 73760103	Page	12	of	16
     (d) — (e) None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration.
     The source of the funds for the acquisition of the Common Stock was working capital of each of Atrion Shipholding S.A., Plaza Shipbuilding Corp., Comet Shipholding Inc. and United Capital Trust, Inc.
ITEM 4. Purpose of Transaction.
     The purpose of the transaction reported in this Amendment No. 10 is to purchase shares for investment purposes.
     Except as previously disclosed in the original Schedule 13D filed by the Reporting Persons on May 30, 2008 and as set forth below, no Reporting Plan has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
     (a) - (b) As of the date hereof, the Reporting Persons’ beneficial ownership is as set forth below:

	Percentage of
	Shares Beneficially	Voting		Dispositive
Name	Owned	Sole	Shared	Sole	Shared
United Capital Investments Corp.	76.07%	0	19,159,295	0	7,649,030
Atrion Shipholding S.A.	73.37%	3,002,083	14,872,461	5,751,278	0
Plaza Shipbuilding Corp.	73.91%	3,065,677	14,942,461	5,814,872	70,000
Comet Shipholding Inc.	73.45%	3,002,314	14,872,461	5,830,619	0
Benbay Limited	30.37%	0	7,649,030	0	7,649,030
United Capital Trust, Inc.	30.37%	0	7,649,030	0	7,649,030
Georgios Koutsolioutsos	74.39%	6,765,700	14,872,461	9,568,380	0
Alexios Komninos	67.78%	880,917	14,872,461	1,183,417	0
Ioannis Tsigkounakis	67.10%	400,416	14,872,461	557,916	0
     (c) On May 20, 2008, United Capital Investments Corp., Atrion Shipholding S.A., Comet Shipholding Inc. and Plaza Shipbuilding Corp. (collectively, the “Investors”), on the one hand, and Messrs. Panagiotis and Simon Zafet, on the other hand, entered into a stock purchase agreement (the “SPA”), pursuant to which Messrs. Panagiotis and Simon Zafet agreed to sell to the Investors 2,750,000 shares (the “Purchased Shares”) of the Issuer’s Common Stock and 8,008,334 warrants to purchase shares of the Issuer’s Common Stock (the “Warrants” and collectively with the Purchased Shares, the “Securities”) for an aggregate purchase price of $25,000,000.00. The Securities are subject to restrictions on transfer, and as a result, each of Messrs. Panagiotis and Simon Zafet transferred his beneficial interests in the Securities to the Investors, subject to a delayed recording of the transfer and delivery of the Securities, as required by the agreements pursuant to which the Securities are restricted.

CUSIP No.	Y 73760103	Page	13	of	16
     In addition, on each of June 5, 2008 and June 10, 2008, United Capital Investments Corp. purchased in open market transactions 413,000 shares and 200,000 shares of Common Stock, respectively, at $9.97 and $9.98 per share, respectively (the “June 5th and 10th Open Market Shares”).
     On July 15, 2008, United Capital Investments Corp. purchased a total of 2,896,171 shares of Common Stock from three shareholders. Specifically, United Capital Investments Corp. purchased 996,171 shares at $9.80 per share, which represented the market price at the time of the transaction, and 1,900,000 shares at $9.92 per share, which trades occurred after the close of the market on July 15, 2008 (the “July 15th Block Purchases”).
     On July 23, 2008 and July 24, 2008, United Capital Investments Corp. purchased a total of 3,785,590 shares of Common Stock from two shareholders. Specifically, United Capital Investments Corp. purchased 2,053,859 shares at $9.95 per share, which represented a premium over the market price at the time of the transaction, and 1,731,731 shares at $10.00 per share, which represented a premium over the market price at the time of the transaction. Both transactions occurred after the close of the market on July 23, 2008 and July 24, 2008 (the “July 23rd and 24th Block Purchases”), respectively.
     On July 23, 2008, Argonaut SPC purchased in an open market transaction 70,000 shares of Common Stock at $9.8711 per share (the “Argonaut Open Market Shares”). The principal shareholders of United Capital Investments Corp. and Plaza Shipbuilding Corp. are also principal shareholders of Oxygen Capital AEPEY, the investment manager of Argonaut SPC. Oxygen Capital AEPEY has voting and dispositive power over the shares of Common Stock owned by Argoanut SPC. As a result each of United Capital Investments Corp. and Plaza Shipbuilding Corp. may be deemed to beneficially own the shares of Common Stock owned by Argonaut SPC.
     On July 23, 2008, Mr. Georgios Koutsolioutsos purchased in open market transactions 92,680 shares of Common Stock at $9.85 per share (the “Koutsolioutsos July Open Market Shares”).
     On July 30, 2008, United Capital Investments Corp. transferred 75% of the shares of Common Stock it purchased in the July 15th Block Purchases and the July 23rd and July 24th Block Purchases to each of the other Investors, which are also Reporting Persons.
     On August 11, 2008, United Capital Investments Corp. purchased a total of 1,565,020 shares of Common Stock from one shareholder at $10.00 per share, which trade occurred after the close of the market on August 11, 2008 (the “August 11th Block Purchase” and collectively with the July 15th Block Purchase and the July 23rd and 24th Block Purchases, the “Block Purchases”). The purchase price represented a premium over the market price at the time of the transaction.
     On August 19, 2008, Mr. Ioannis Tsigkounakis purchased in open market transactions a total of 20,000 share of Common Stock at $10.00 per share (the “Tsigkounakis Open Market Shares” and collectively with the June 5th and 10th Open Market Shares, the Argonaut Open Market Shares, the Koutsolioutsos Open Market Shares, the “Open Market Shares”).
     On August 25, 2008, Mr. Georgios Koutsolioutsos purchased in open market transactions 400,000 shares of Common Stock at $10.00 per share (the “Koutsolioutsos August 25th Open Market Shares”).
     On August 29, 2008, Mr. Georgios Koutsolioutsos purchased in open market transactions 38,700 shares of Common Stock at $10.00 per share (the “Koutsolioutsos August 29th Open Market Shares” and collectively with the Koutsolioutsos August 25th Open Market Shares and Koutsolioutsos July Open Market Shares, the “Koutsolioutsos Open Market Shares”).

CUSIP No.	Y 73760103	Page	14	of	16
     On September 3, 2008, United Capital Investments Corp. transferred 75% of the shares of Common Stock it purchased in the August 11th Block Purchase to each of the other Investors, which are also Reporting Persons.
     On October 13, 2008, Benbay Limited purchased in an open market transaction 386,000 shares of Common Stock at $6.99 per share. On October 17, 2008, Benbay Limited purchased in an open market transaction 4,250 shares of Common Stock at $4.78 per share. The principal shareholder of United Capital Investments Corp. is also the principal shareholder of Benbay Limited. As a result each of United Capital Investments Corp. and Benbay Limited may be deemed to beneficially own the shares of Common Stock owned by the other.
     On November 5, 2008, United Capital Trust, Inc. purchased in an open market transaction 500,000 shares of Common Stock at $5.10 per share. The principal shareholder of United Capital Investments Corp.and Benbay Limited is also the principal shareholder of United Capital Trust, Inc. As a result each of United Capital Investments Corp., Benbay Limited and United Capital Trust, Inc. may be deemed to beneficially own the shares of Common Stock owned by the others.
     On November 5, 2008, Comet Shipholding, Inc. purchased in an open market transaction 500,000 shares of Common Stock at $5.09 per share.
     On November 6, 2008, Atrion Shipholding S.A. purchased in an open market transaction 500,000 shares of Common Stock at $5.23 per share.
     On November 6, 2008, Plaza Shipholding Corp. purchased in an open market transaction 563,593 shares of Common Stock at $5.23 per share.
     On December 3, 2008, each of United Capital Trust, Inc. and Comet Shipholding Corp. purchased in open market transactions 500,000 and 500,291 shares of Common Stock, respectively, at $5.09 per share.
     On December 3, 2008, each of Atrion Shipbuiling Corp. and Plaza Shipholding Corp. purchased in open market transactions 500,000 and 500,000 shares of Common Stock, respectively, at $5.15 per share.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Concurrently with entering into the SPA, the Issuer, the Issuer’s former Chief Executive Officer and Co-Chairman of the Board of Directors, Mr. Panagiotis Zafet, and the Issuer’s former Chief Operating Officer and director, Mr. Simon Zafet, the Investors and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis (Messrs Koutsolioutsos, Komninos and Tsigkounakis are collectively referred to as the “Insiders”) entered into a voting agreement (the “Voting Agreement”), a copy of which is incorporated herein by this reference to the original Schedule 13D filed on May 30, 2008. Because the Securities sold by Messrs. Panagiotis and Simon Zafet to the Investors could not be transferred of record to the Investors until the applicable lock-up period associated with the Securities expired, they are parties to the Voting Agreement.
     The Voting Agreement applies with respect to the voting of the Purchased Shares, the shares of the Issuer’s Common Stock issuable to the Investors pursuant to the terms of the Master Agreement (as defined in the Voting Agreement) and to the shares of the Issuer’s Common Stock issued to the Insiders prior to the Issuer’s initial public offering. The Voting Agreement does not apply to shares of the Issuer’s Common Stock issuable upon exercise of warrants or except as described below, to shares of the Issuer’s Common Stock purchased in the open market.

CUSIP No.	Y 73760103	Page	15	of	16
     On August 21, 2008, the parties to the Voting Agreement executed an amendment pursuant to which the June 5th and 10th Open Market Shares and the Block Purchase Shares (collectively, the “Investor Additional Purchased Shares”) became subject to the terms of the Voting Agreement. On August 26, 2008, the parties to the Voting Agreement executed another amendment pursuant to which the Tsigkounakis Open Market Shares, Koutsolioutsos July Open Market Shares and Koutsolioutsos August 25th Open Market Shares (collectively, the “Insider Additional Purchased Shares”) became subject to the terms of the Voting Agreement. The Voting Agreement shall terminate with respect to the Investor Additional Purchased Shares and the Insider Additional Purchased Shares upon the earlier of (i) the sale of any of such shares to one or more third parties not affiliated with an Investor or such Insider, as the case may be; and (ii) two (2) years after the date of the Voting Agreement.
     Under the terms of the Voting Agreement for a period of up to two years: (i) each of the Investors and the Insiders has the right to nominate, and each such other party shall vote its shares in favor of, the election of six directors appointed by the other group, and (ii) the Investors and the Insiders shall jointly nominate the thirteenth director. Notwithstanding the foregoing, in the event that either the Investors’ or the Insiders’ ownership of Common Stock subject to the Voting Agreement falls below certain agreed to thresholds, then the other group shall have the right to terminate the Voting Agreement prior to the expiration of the two-year term. In addition, the Voting Agreement provides that upon request of the Investors, the Issuer shall cause its officers, other than Mr. Ploughman, to resign as officers and the Investors shall have the right to appoint such officers’ replacements.
     On November 20, 2008, the parties to the Voting Agreement entered into an amendment pursuant to which the Issuer’s Board of Directors agreed to be bound by the terms of the Voting Agreement with respect to the filling of vacancies on the Issuer’s Shipping Committee.
ITEM 7. Materials to be Filed as Exhibits.
1.	Stock Purchase Agreement dated May 20, 2008 (1)

2.	Voting Agreement dated May 20, 2008 (1)

3.	Joint Filing Agreement dated November 18, 2008 among United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipbuilding Corp., Comet Shipholding Inc., United Capital Trust, Inc., Benbay Limited, George Koutsolioutsos, Alexios Komninos, Ioannis Tsigkounakis (2)

4.	Amendment No. 1 to Voting Agreement dated July 25, 2008 (3)

5.	Amendment No. 2 to Voting Agreement dated August 21, 2008 (4)

6.	Amendment No. 3 to Voting Agreement dated August 27, 2008 (5)

7.	Amendment No. 4 to Voting Agreement dated November 20, 2008 (6)

(1)	Previously filed as an exhibit to the Schedule 13D filed on May 30, 2008.

(2)	Previously filed as an Exhibit to Amendment No. 9 to Schedule 13D filed on November 18, 2008.

(3)	Previously filed as an Exhibit to Amendment No. 3 to Schedule 13D filed on July 30, 2008.

(4)	Previously filed as an Exhibit to Amendment No. 5 to Schedule 13D filed on August 25, 2008.

(5)	Previously filed as an Exhibit to Amendment No. 6 to Schedule 13D filed on August 27, 2008.

(6)	Filed herewith.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 15, 2008

UNITED CAPITAL INVESTMENTS CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

ATRION SHIPHOLDING S.A.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

PLAZA SHIPBUILDING CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

COMET SHIPHOLDING INC.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

BENBAY LIMITED
By:	/s/ Stelios Katevatis
	Name:	Stelios Katevatis
	Title:	Authorized Representative

UNITED CAPITAL TRUST, INC.
By:	/s/ Konstantinos Koutsoubelis
	Name:	Konstantinos Koutsoubelis
	Title:	Authorized Representative

/s/ George Koutsolioutsos
George Koutsolioutsos

/s/ Alexios Komninos
Alexios Komninos

/s/ Ioannis Tsigkounakis
Ioannis Tsigkounakis

FOURTH AMENDMENT TO
VOTING AGREEMENT
     THIS FOURTH AMENDMENT (this “Amendment”) to that certain Voting Agreement, dated as of May 20, 2008, as amended on July 25, 2008, August 21, 2008 and August 27, 2008 (the “Voting Agreement”), is entered into effective as of this 20th day of November, 2008 by and among Panagiotis Zafet and Simon Zafet (together, the “Former Shareholders”), and United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding, Inc. (collectively, the “Investors”), and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis (collectively, the “Inside Shareholders”), as shareholders or beneficial owners of interests in stock of Seanergy Maritime Corp., a Marshall Islands corporation (the “Company”), as the case may be (the Former Shareholders, the Investors and the Inside Shareholders are individually a “Shareholder” and collectively, the “Shareholders” when referred to with respect to either or both of the Company and Buyer, as hereinafter defined), the Company, as the sole shareholder of Seanergy Maritime Holdings Corp. f/k/a Seanergy Merger Corp., a Marshall Islands corporation (“Buyer”) and each of the directors of the Company and Buyer identified in Schedule 1 attached hereto.
     WHEREAS, on each of June 5, 2008, June 10, 2008, July 15, 2008, July 23, 2008, July 24, 2008, and August 11, 2008, United Capital Investments Corp. (“United”) purchased in open market and/or negotiated block purchases an aggregate of 7,630,983 shares of Common Stock (the “Restis Affiliate Open Market/Block Purchase Shares”);
     WHEREAS, on July 30, 2008, United transferred 75% of the shares of Common Stock it purchased on July 15, 2008, July 23, 2008 and July 24, 2008 to each of the other Investors in equal portions;
     WHEREAS, on September 3, 2008, United transferred 75% of the shares of Common Stock it purchased on August 11, 2008 to the other Investors in equal portions;
     WHEREAS, on July 23, 2008 and August 25, 2008, Mr. Georgios Koutsolioutsos purchased in the open market an aggregate of 492,680 shares of Common Stock (the “GK Open Market Shares”);
     WHEREAS, on August 19, 2008, Mr. Ioannis Tsigkounakis purchased in the open market 20,000 shares of Common Stock (the “IT Open Market Shares” and collectively with the Restis Affiliate Open Market/Block Purchase Shares, and the GK Open Market Shares, the “Inside Shareholders Additional Purchased Shares”);
     WHEREAS, pursuant to the terms of the Voting Agreement, each of the Company and Buyer shall have a Shipping Committee composed of three directors to consider and vote upon matters involving shipping and ship finance;
     WHEREAS, pursuant to the terms of the Voting Agreement, each of the Shipping Committees shall be composed of two directors appointed by the Investors and one director appointed by the Inside Shareholders;

     WHEREAS, pursuant to the terms of the Voting Agreement any vacancies on the respective Shipping Committees are to be filled by the party that made the appointment of the person whose resignation or removal has caused such vacancies;
     WHEREAS, pursuant to Marshall Islands’ law, the members of the Board of Directors have the power to fill vacancies on any committees of the Board of Directors;
     WHEREAS, the Voting Agreement provides that the Shareholders shall vote or cause to be voted all of their respective Shares in favor of the three (3) nominees selected by the Inside Shareholders and the three (3) nominees selected by the Investors until the earlier of the Dissolution or September 30, 2008, at which time the Shareholders shall thereafter vote or cause to be voted all of their respective Shares in favor of the six (6) nominees selected by the Inside Shareholders and the six (6) nominees selected by the Investors;
     WHEREAS, the Shareholders have determined to delay increase in the number of individuals nominated by each of the Inside Shareholders and the Investors from three (3) persons to six (6) persons until the Company’s annual meeting of shareholders (the “2008 Annual Meeting”), which meeting shall take place in the fourth quarter of 2008;
     WHEREAS, each of the Shareholders, the Company and Buyer wish to amend the Voting Agreement to bind the directors of each of the Company and Buyer to appoint replacements to the respective Shipping Committees in accordance with Section 5 of this Voting Agreement and to delay increase in the number of individuals nominated by each of the Inside Shareholders and the Investors from three to six, as more fully described below.
     NOW THEREFORE, in consideration of the foregoing and for other consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
AMENDMENTS
     1. The second sentence of Section 1(a) of the Voting Agreement is hereby deleted and replaced with the following:
Notwithstanding the foregoing, until the 2008 Annual Meeting, all Shareholders shall vote or cause to be voted all Shares (as defined in Section 3 below) in the Company owned by him, her or it, or over which he, she or it has voting control, at such meeting or in such consent, and otherwise use his, her or its respective best efforts, so as to cause three (3) people named by the Investors to be elected to the Board of Directors of the Company.
     2. The second sentence of Section 2(a) of the Voting Agreement is hereby deleted and replaced with the following:

Notwithstanding the foregoing, until the 2008 Annual Meeting, all Shareholders shall vote or cause to be voted all Shares (as defined in Section 3 below) in the Company owned by him, her or it, or over which he, she or it has voting control, at such meeting or in such consent, and otherwise use his, her or its respective best efforts, so as to cause three (3) people named by the Inside Shareholders to be elected to the Board of Directors of the Company.
     3. Section 5 of the Voting Agreement is amended by deleting the fourth and fifth sentences of such section and adding the following sentences as the fourth, fifth and sixth sentences of such section:
The Board of Directors of each of the Company and Buyer shall cause their respective Shipping Committee to be composed of two “inside” directors nominated by the Investors and one director (either “inside” or “independent”) nominated by the Inside Shareholders. In the event of any vacancies on the Shipping Committee, the party that made the original nomination of the person whose resignation or removal has caused such vacancies shall nominate a new director to fill such vacancies. In filling any vacancy of the Shipping Committee of either of the Company or Buyer, the Board of Directors of each of the Company and Buyer, as the case may be, shall fill any vacancies on the Shipping Committee by appointing the nominee selected by either the Investors or Inside Shareholders, as the case may be, in accordance with the preceding sentence.
     4. Section 10 is hereby amended by adding the following as subsections (o) and (p)
(o) Execution by Directors. Each Director shall execute this Amendment and become a party to this Voting Agreement only to the extent necessary to subject him/herself to the obligations set forth in Section 5, as amended hereby.
(p) Execution of Joinder. The Company shall cause each Director appointed to the Board of Directors of either the Company or Buyer, as the case may be, after the date hereof to execute a joinder to this Voting Agreement and to agree to be bound by the terms of Section 5, as amended.
MISCELLANEOUS
     1. The parties hereto acknowledge and confirm that other than as amended herein, the Voting Agreement shall remain in full force and effect and shall continue to evidence, guarantee and support their respective obligations.
     2. The parties hereto acknowledge and agree that any breach of any provision herein or failure by any party hereto to comply with and perform any of the agreements contained herein shall constitute a breach under the Voting Agreement.

     3. This Amendment may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. All such counterparts may be delivered among the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.
     4. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Amendment shall be exclusively referred to arbitration in London and conducted in accordance with Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the fourth who shall and as chairman of such panel of arbitrators. Upon receipt by one party of the nomination in writing of such other party’s arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the fourth arbitrator within ten days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding on both parties. The arbitration shall be conducted in accordance with the terms of the London Maritime Arbitrators Association (“LMAA”) then in effect. The parties agree that any tribunal constituted under this Amendment shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Amendment or the other Transaction Documents, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal. For purposes of this Amendment, the Company, shall be deemed to be one party, the Investors shall be deemed to be one party, and the Inside Shareholder shall be deemed to be one party.
     5. Capitalized terms used but not defined herein shall have the meanings specified in the Master Agreement.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, this Amendment has been executed by the parties hereto as of the day and year first above written.

The Former Shareholders:

/s/ Evan Breibart Panagiotis Zafet, by his attorney-in-fact	1,3750,000 Number of Former
Shareholder Shares

/s/ Evan Breibart Simon Zafet, by his attorney-in-fact	1,3750,000 Number of Former
Shareholder Shares

The Investors:

UNITED CAPITAL INVESTMENTS CORP.

By: /s/ Evan Breibart	3,362,196
Name: Evan Breibart	Number of Investor
Title: Attorney in fact	Shares

ATRION SHIPHOLDING S.A.

By: /s/ Evan Breibart	2,749,195
Name: Evan Breibart	Number of Investor
Title: Attorney in fact	Shares

PLAZA SHIPHOLDING CORP.

By: /s/ Evan Breibart	2,749,195
Name: Evan Breibart	Number of Investor
Title: Attorney in fact	Shares

COMET SHIPHOLDING, INC.

By: /s/ Evan Breibart	2,749,195
Name: Evan Breibart	Number of Investor
Title: Attorney in fact	Shares

The Inside Shareholders:

/s/ Georgios Koutsolioutsos Georgios Koutsolioutsos	2,802,680 Number of Insider
Shares

/s/ Alexios Komninos Alexios Komninos	302,500 Number of Insider
Shares

/s/ Ioannis Tsigkounakis Ioannis Tsigkounakis	157,500 Number of Insider
Shares

SEANERGY MARITIME CORP.

By: /s/ Dale Ploughman
Name: Dale Ploughman
Title: Chief Executive Officer

Directors of the Company and Buyer:
/s/ Georgios Koutsolioutsos

Georgios Koutsolioutsos
/s/ Alexios Komninos

Alexios Komninos
/s/ Ioannis Tsigkounakis

Ioannis Tsigkounakis
/s/ Dale Ploughman

Dale Ploughman
/s/ Kostas Koutsoubelis

Kostas Koutsoubelis
/s/ Elias M. Culucundis

Elias M. Culucundis

Schedule 1
Directors
of
Seanergy Maritime Corp.
and
Seanergy Maritime Holdings Corp.
Georgios Koutsolioutsos
Dale Ploughman
Alexios Komninos
Ioannis Tsigkounakis
Elias M. Culucundis
Kostas Koutsoubelis